EXHIBIT 18
February 17, 2011
To the Stockholders and Board of Directors
Lawson Products, Inc.
Note 2 of the Notes to Consolidated Financial Statements of Lawson Products, Inc. included in its Form 10-K for the year ended December 31, 2010 describes a change in the classification of shipping and handling costs from Selling, General and Administrative Expenses to Costs of Goods Sold. There are no authoritative criteria for determining a ‘preferable’ classification of shipping and handling costs based on the particular circumstances; however, we conclude that such change in the classification of shipping and handling costs is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.
Very truly yours,
/s/ Ernst & Young LLP
Chicago, Illinois